Exhibit 99.5

A2Z Cust2Mate Solutions Corp. Announces Pricing of US$30 Million Public Offering and Concurrent Registered Direct Offering

TEL AVIV, ISRAEL – January 27, 2025 – A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) (FRA - WKN: A3CSQ) (the “Company” or “A2Z”), today announced the pricing of an underwritten public offering of 3,281,250 common shares at a public offering price of $6.40 per share. A2Z is concurrently announcing the pricing of a registered direct offering of 1,406,250 common shares at a purchase price of $6.40 per share. All securities to be sold in the offering are being sold by A2Z. The offerings are expected to close on or about January 29, 2025, subject to the satisfaction of customary closing conditions.

The total gross proceeds to the Company from the offerings are expected to be $30 million, before deducting underwriting discounts and commissions related to the public offering and other estimated offering expenses.

A2Z intends to use the net proceeds from the offerings for continued development and expansion of existing business, including fulfilment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for the underwritten public offering.

The securities in the underwritten public offering are being offered pursuant to a prospectus supplement and an accompanying base prospectus forming part of a shelf registration statement on Form F-3 (File No. 333-271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and became effective on April 21, 2023. A preliminary prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus relating to the underwritten public offering may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com. These securities are not being offered in Canada and may not be sold in Canada or to residents of Canada.

The securities in the registered direct offering are being offered pursuant to a prospectus supplement and an accompanying base prospectus forming part of a shelf registration statement on Form F-3 (File No. 333-271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and became effective on April 21, 2023. A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC’s website at http://www.sec.gov. These securities are not being offered in Canada and may not be sold in Canada or to residents of Canada.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and other technologies, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the offerings, the satisfaction of customary closing conditions and the timing of the offerings,, the gross proceeds, and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the SEC.

Contact Information:

John Gildea
VP corporate communication
John@a2zas.com
00353 86 8238177